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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47137

SEC MAIL
WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual Fund Specialists, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1531 Aloma Ave.
(No. and Street)

Winter Park, (City) Florida (State) 32792 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger A. Toelke (407) 740-5900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, (Address) Winter Park, (City) Florida (State) 32789 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Roger A. Toelke. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Fund Specialists, Inc.,
as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

David A Lingel
My Commission DD380882
Expires December 04, 2008

This report** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report

Board of Directors
Mutual Fund Specialists, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Mutual Fund Specialists, Inc. as of December 31, 2004, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Fund Specialists, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cuthill & Eddy LLC

February 18, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 7,536
Commissions receivable	168
	7,704
Other assets	100
	$ 7,804

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common stock, no par value, 1,000 shares authorized; 825 shares issued and outstanding	$ 15,840
Deficit	(8,036)
	$ 7,804

See notes to financial statements.

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Dealer concessions	$ 3,047
Expenses:	
Commissions expense	951
Fees and regulatory expenses	1,505
Professional fees	5,598
Administrative expenses	56
	8,110
Net loss	$ (5,063)

See notes to financial statements.

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock			
	Shares	Amount	Deficit	Total
Balance, January 1, 2004	825	$ 9,550	$ (2,973)	$ 6,577
Capital contributions	-	6,290	-	6,290
Net loss	-	-	(5,063)	(5,063)
Balance, December 31, 2004	825	$ 15,840	$ (8,036)	$ 7,804

See notes to financial statements.

MUTUAL FUND SPECIALISTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flow from operating activities:		
Net loss	$	(5,063)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in commissions receivable		170
Net cash used by operating activities		(4,893)
Cash flows from financing activities:		
Capital contributions and net cash provided by financing activities		6,290
Net increase in cash and cash equivalents		1,397
Cash and cash equivalents at beginning of year		6,139
Cash and cash equivalents at end of year	$	7,536

See notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Mutual Fund Specialists, Inc. (the "Company") was incorporated under the laws of the State of Florida in August 1993 as a securities broker-dealer. The Company concentrates its efforts on the promotion and sale of mutual fund investments to its clients. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Exchange Act of 1934, and the State of Florida.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition:

Commissions from the sale of investments are recognized as income when earned. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes:

The Company and its sole stockholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Therefore, federal income taxes have not been provided for in the 2004 financial statements.

Cash and cash equivalents:

The Company considers investments with original maturities of three months or less to be cash equivalents.

2. Computation of net capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2004, the Company had excess net capital of $2,117 and a net capital ratio of 0.

3. Supplemental disclosures of cash flow information:

During the year ended December 31, 2004, cash was paid as follows:

Interest	$ None
Income taxes	$ None

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Total stockholder's equity	$ 7,804
Adjustments:	
Deduct nonallowable assets:	
Petty cash	50
Accounts receivable over 30 days old	13
Other assets	100
	163
Net capital before haircuts on securities positions	7,641
Haircuts on money market fund	524
Net capital	$ 7,117

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital as reported in the Company's Part II FOCUS report	$ 7,117

See auditors' report.

MUTUAL FUND SPECIALISTS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1

See auditors' report.

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report
On Internal Control Required By SEC Rule 17A-5

Board of Directors
Mutual Fund Specialists, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Mutual Fund Specialists, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
Division for CPA Firms *American Institute of Certified Public Accountants* *Florida Institute of Certified Public Accountants*
Member of IA International With Correspondent Offices in Principal Cities Of The World

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Mutual Fund Specialists, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2005